
MAIL STOP 3010

June 2, 2010

Jeffery J. Zimmer, President
Armour Residential REIT, Inc.
3005 Hammock Way
Vero Beach, FL 32963

> **Re: Armour Residential REIT, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **File No. 333-166847**
> **Filed June 1, 2010**

Dear Mr. Zimmer:

We have conducted a limited review of your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your initial registration statement became effective on October 13, 2009 and only included financial information as of June 30, 2009. We also note that the next financial statement that was filed was your annual report on Form 10-K for the year ended December 31, 2009. Please refer to Rule 13a-13(a) of the Exchange Act and tell us your basis for not filing a Form 10-Q for the interim period ended September 30, 2009.

2.	If you do not have a valid basis for not filing the noted Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective, as stated in your Form 10-K for fiscal year ended 12/31/2009 and your Form 10-Q for fiscal quarter ended March 31, 2010.

Prior Experience of Mr. Zimmer in Managing Agency Securities Portfolios, page 51

3.	Considering you have already acquired assets and have begun operations, it is not clear why you have included the tables on pages 51 – 53. Please explain to us why this disclosure is relevant and appropriate in light of the fact that you have current operations or revise to remove the disclosure.

ARRM's Management Fees, Expense Reimbursements and Termination Fee, page 63

4.	Please revise to provide a discussion of the management fees and expense reimbursements that have been incurred pursuant to the terms of your management agreement.

Signatures

5.	We note that you have identified Jeffery Zimmer as your principal financial officer. Please revise to also identify the individual that serves as your principal accounting officer or controller.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Questions may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Bradley D. Houser, Esq.
        via facsimile (305) 374-5095